

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2014

Via E-mail
Christopher H. Volk
President and Chief Executive Officer
STORE Capital Corporation
8501 East Princess Drive, Suite 190
Scottsdale, Arizona 85255

> **Re:** **STORE Capital Corporation**
> **Registration Statement on Form S-11**
> **Filed August 29, 2014**
> **File No. 333-198486**

Dear Mr. Volk:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your submission to the Chief Accountant's Office of the Division of Corporation Finance regarding your financial statement requirements for individually insignificant acquisitions made after December 31, 2013. We may have further comment upon resolution of your request.

Use of Proceeds, page 38

2. We note your response to comment 4 of our comment letter dated August 1, 2014 where you state that you "will include the additional required disclosure in a subsequent pre-effective filing when such amounts are known." We will continue to monitor for the amount of proceeds to be used for each purpose listed.

Distribution Policy, page 39

3.   Please expand the disclosure in footnote (6) to specifically describe and quantify the debt amounts that are being assumed to be outstanding and the specific interest rates related to the various obligations.

4.   We continue to consider adjustment (8) in your table. Please additionally tell us if the $50.2 million of property improvement commitments are expected to be paid in the next 12 months. Also, clarify the significant terms of these commitments.

Capitalization Policy, page 43

5.   Given your multiple uses of proceeds from your initial public offering disclosed on page 38, please clarify why you have not adjusted the capitalization table for these expected uses and revise your disclosure accordingly. .

Our Pipeline of Investment Opportunities, page 93

6.   Please expand your disclosure to further explain how you prepared the information presented in the table on page 93. You note that the proportion of total identified opportunities that historically have reached each stage of your pipeline is shown in the table. Please clarify the historical periods used.

7.   You disclose that as of June 30, 2014, approximately $422 million of investments (including commitments to fund improvements to real estate properties previously acquired) had been approved by your investment committee and were in the process of being closed or funded, subject to customary due diligence and closing conditions. Please clarify the current status of those investments. Also, for all current potential investments, please disclose the amount of investments you deem to be probable and how you assess probability of the acquisitions. Address how you consider the various stages listed in the table.

Notes to Condensed Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Accounting for Real Estate Investments, page F-7

8.   We note your updated disclosure indicating you typically amortize the value assigned to in-place leases on a straight-line basis over the remaining lease term. Please explain to us situations when you do not amortize such amounts over the remaining lease term, and cite the accounting literature relied upon in determining the amortization period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or Jennifer Gowetski, Special Counsel, at (202) 551-3386 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: Brian V. Caid
        Kutak Rock LLP